FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray A.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    January 1997

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Director:  Chairman
    Officer:   Chief Executive Officer


TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - January 2, 1997

3.  Transaction Code (Instr. 8)

    Line 1 - Code: M

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 3,500 Shares; (A) or (D): Acquired; Price: $1.00 Per Share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    Line 1 - 332,650 Shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

    9,411 Shares Direct

    323,239 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. Geddes is the General Partner


TABLE II-Derivative Securities Acquired, Disposed Of, or Benficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security  (Instr. 3)

    Line 1 - Call Option          Line 3 - Call Option

    Line 2 - Call Option          Line 4 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $1.00 Per Share      Line 3 - $3.31 Per Share

    Line 2 - $3.31 Per Share      Line 4 - $3.31 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - January 2, 1997      Line 3 - January 2, 1997

    Line 2 - January 2, 1997      Line 4 - January 2, 1997

4.  Transaction Code (Instr. 8)

    Line 1 - Code: M; V: Voluntary

    Line 2 - Code: A; V: Voluntary

    Line 3 - Code: A; V: Voluntary

    Line 4 - Code: A; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Disposed of Call Option as to 3,500 Shares

    Line 2 - Acquired Call Option as to 26,000 Shares

    Line 3 - Acquired Call Option as to 26,000 Shares

    Line 4 - Acquired Call Option as to 26,000 Shares

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  July 8, 1989
             Expiration Date:  July 7, 2008

    Line 2 - Date Exercisable:  January 2, 1998
             Expiration Date:  January 1, 2008

    Line 3 - Date Exercisable:  January 2, 1999
             Expiration Date:  January 1, 2008

    Line 4 - Date Exercisable:  January 2, 2000
             Expiration Date:  January 1, 2008

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title: Common Stock; Amount or Number of Shares: 3,500 Shares

    Line 2 - Title: Common Stock; Amount or Number of Shares: 26,000 Shares

    Line 3 - Title: Common Stock; Amount or Number of Shares: 26,000 Shares

    Line 4 - Title: Common Stock; Amount or Number of Shares: 26,000 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A          Line 3 - N/A

    Line 2 - N/A          Line 4 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    550,862 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership

    N/A


Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)




/s/Ray A. Geddes                                        February 6, 1997
**Signature of Reporting Person                         Date